Nano-Textile Ltd.

3 Lohamei HaGetaot St.

Nahariya 2244427

ISRAEL

March 31, 2015

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Nano-Textile Ltd.

Registration Statement on Form F-1

Originally Filed on February 6, 2015

File No. 333-201903

Dear Mr. Reynolds:

Thank you for advising us that the Commission has reviewed the above-referenced registration statement (the “Registration Statement”) of Nano-Textile Ltd. (the “Company”). The Company withdraws its prior request sent on March 30, 2015 and hereby requests acceleration of the effective date of the Registration Statement to March 31, 2015 at 3:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Steve Kronengold, at +972-52-839-9717.

Sincerely,

/s/ Erez Ovdat

Erez Ovdat

Chief Executive Officer
Nano-Textile Ltd.